United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 000-15540	CUSIP Number 35907k204
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	March 31, 2010
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

FRONTIER FINANCIAL CORP /WA/
Full Name of Registrant

Former Name if Applicable
c/o Thomas A. Sterken, Keller Rohrback LLP, Registered Agent of Frontier Financial Corporation, 1201 Third Avenue, Suite 3200
Address of Principal Executive Office (Street and Number)
Seattle, WA 98101
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Frontier Financial Corporation (the “Company”) has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Form 10-Q”) and the Company expects that it will not be able to file the Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission. As previously reported by the Company, on April 30, 2010, Frontier Bank (the “Bank”), the sole operating subsidiary of the Company, was closed by the State of Washington, Department of Financial Institutions, Division of Banks and the Federal Deposit Insurance Corporation (“FDIC”) was appointed as receiver of the Bank. Subsequent to the closure, Union Bank, National Association (N.A.), San Francisco, California, assumed all of the deposits of the Bank and purchased essentially all of the Bank’s assets in a transaction facilitated by the FDIC. The only source of income for the Company was the Bank. As a result of these events, the Company is without the personnel or resources to complete the Form 10-Q. The Company will conduct no business other than in connection with its corporate and disclosure obligations under law and in connection with the winding up of its affairs.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Thomas A.Sterken	206	623-1900
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  As of April 30, 2010, the Company's assets, excluding its investment in the Bank and its investments in Northstar Capital Trust I and II, which investments are expected to be written off completely, are believed to consist solely of approximately $3.2 million in cash and cash equivalents, and its potential interest in federal income tax refund claims of indeterminate value, and the Company's liabilities are believed to consist primarily of approximately $5.2 million of junior subordinated debt and accrued and unpaid interest of approximately $311 thousand, and payables for accounting, legal, financial printing, investor relations, transfer agent and other expenses incurred to date. The Company no longer has any source of income except to the extent the Company receives distributions from the liquidation of the Bank's assets from the FDIC, which is unlikely and not expected, or to the extent the Company receives an allocable portion of the pending federal income tax refund claims from the IRS, under applicable federal income tax laws and regulations, the value (if any) of which cannot be determined. In addition, the Company will continue to incur such expenses in connection with the winding up of its affairs until it is liquidated or dissolved pursuant to federal bankruptcy or state corporate laws, as planned. Consequently, the Company does not expect, and can offer no assurances that any net proceeds of liquidation or dissolution will be available for distribution to its shareholders. At December 31, 2009, the Company reported consolidated results as follows: total assets of $3.6 billion; total deposits of $3.1 billion; shareholders’ equity of $61.5 million and a net loss for the year ended December 31, 2009 of $295.1 million.

Frontier Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05-05-2010	By /s/	Patrick M. Fahey	Title:	Chairman, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).